Ontario Securities Commission	Commission des valeurs mobilières de l'Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.)

This is the receipt of the Ontario Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated September 27, 2022 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta and Quebec. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

September 28, 2022

Winnie Sanjoto

Winnie Sanjoto
Acting Director, Corporate Finance Branch

SEDAR Project # 3440891